UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   McCoy, James P.
   1900 Gallows Road
   Vienna, VA  22182
   U.S.
2. Issuer Name and Ticker or Trading Symbol
   GRC International, Inc.
   GRH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   5/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.10 par valu| 5/14/|M   | |2,997             |(A)|$3.63      |                   |      |                           |
e                          |97    |    | |                  |(1)|           |                   |      |                           |
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Common Stock, $.10 par valu|5/14/9|F   | |2,479             |(D)|$5.375     |9,255.3765(2)      |(D)   |                           |
e                          |7     |    | |                  |(1)|           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$3.63   |5/14/|M   | |2,997      |D  |(3)  |5/28/|Common Stock|2,997  |       |            |   |            |
                      |        |97   |    | |           |   |     |97   |            |       |       |            |   |            |
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Employee Stock Option |$7.31   |     |    | |           |   |(4)  |11/4/|Common Stock|25,000 |       |25,000      |(D)|            |
                      |        |     |    | |           |   |     |98   |            |       |       |            |   |            |
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Employee Stock Option |$15.44  |     |    | |           |   |(4)  |11/4/|Common Stock|10,000 |       |10,000      |(D)|            |
                      |        |     |    | |           |   |     |04   |            |       |       |            |   |            |
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Employee Stock Option |$23.19  |     |    | |           |   |(4)  |9/21/|Common Stock|10,000 |       |10,000      |(D)|            |
                      |        |     |    | |           |   |     |05   |            |       |       |            |   |            |
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Employee Stock Option |$18.31  |     |    | |           |   |(4)  |9/26/|Common Stock|12,500 |       |12,500      |(D)|            |
                      |        |     |    | |           |   |     |06   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) On May 14, 1997, Mr. McCoy exercised an option to purchase 2,997 shares of stock. Mr. McCoy paid the exercise price by trading-in a total of 2,024 shares and paid the requisitie withholding taxes by the Company's retention of 455 shares, leaving him a total of 518 new
shares.
(2) Includes 263.6365 shares in the Company's Deferred Income
Plan.
(3) Currently
exercisable.
(4) 50% exercisable 2 years after grant; 75% exercisable 3 years after grant; and 100% exercisable 4 years after
grant.
SIGNATURE OF REPORTING PERSON
/s/ James P. McCoy